

April 30, 2019

By E-Mail

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> Re: **Gannett Co., Inc.**
> **Definitive Additional Materials on Schedule 14A filed by MNG Enterprises,**
> **Inc., et. al.**
> **Filed on April 29, 2019**
> **File No. 001-36874**

Dear Mr. Freedman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Definitive Additional Soliciting Materials

1.   Please revise your disclosure to explain the statement that you estimate the combined company would have a pro forma leverage of "less than 3.0x." What do you mean by 3.0x? What is the metric you are referencing?

2.   On a related note, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that the combined company would have a pro forma leverage of "less than 3.0x."

3.   Please provide us support for your disclosure that Oaktree and "multiple other lenders … submitted term sheets express[ing] significant interest in participating in the financing."

Please direct any questions to me at (202) 551-3619.

> Sincerely,
>
> /s/ Daniel F. Duchovny
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions